UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CORNERSTONE ONDEMAND, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

21925Y103

(CUSIP Number)

Andrew J. Schader, Esq.

Silver Lake

55 Hudson Yards

550 West 34th Street, 40th Floor

New York, NY 10001

(212) 981-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Daniel N. Webb, Esq.

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

October 31, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 21925Y103

1.	Names of Reporting Persons. SLA CM Chicago Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,196,232
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,196,232

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,196,232
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 21925Y103

1.	Names of Reporting Persons. SLA CM GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,196,232
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,196,232

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,196,232
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 21925Y103

1.	Names of Reporting Persons. SL Alpine Aggregator GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,196,232
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,196,232

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,196,232
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 21925Y103

1.	Names of Reporting Persons. Silver Lake Alpine Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,196,232
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,196,232

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,196,232
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 21925Y103

1.	Names of Reporting Persons. SLAA (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,196,232
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,196,232

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,196,232
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 21925Y103

1.	Names of Reporting Persons. SLA Chicago Co-Invest II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,803,760
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,803,760

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,803,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 21925Y103

1.	Names of Reporting Persons. SLA Co-Invest, GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,803,760
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,803,760

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,803,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 21925Y103

1.	Names of Reporting Persons. Silver Lake Group, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,999,992
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,999,992

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,999,992
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 10.3%
14.	Type of Reporting Person (See Instructions) OO

*

Not included above are shares of Common Stock and restricted stock units granted to Mr. Joseph Osnoss pursuant to the Issuer’s non-employee director compensation arrangements, which are held by Mr. Osnoss for the benefit of certain affiliates of Silver Lake Group, L.L.C. See Item 6.

CUSIP NO. 21925Y103

1.	Names of Reporting Persons. SLA Chicago Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0*
	8.	Shared Voting Power 0*
	9.	Sole Dispositive Power 0*
	10.	Shared Dispositive Power 0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%*
14.	Type of Reporting Person (See Instructions) PN

*

As described in the Explanatory Note of this Schedule 13D, following an in-kind distribution of securities to an affiliate, SLA Chicago Holdings, L.P. no longer beneficially owns securities of the Issuer.

CUSIP NO. 21925Y103

1.	Names of Reporting Persons. SLA Chicago GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0*
	8.	Shared Voting Power 0*
	9.	Sole Dispositive Power 0*
	10.	Shared Dispositive Power 0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%*
14.	Type of Reporting Person (See Instructions) OO

*

As described in the Explanatory Note of this Schedule 13D, following an in-kind distribution of securities by SLA Chicago Holdings, L.P. to an affiliate, SLA Chicago GP, L.L.C. no longer beneficially owns securities of the Issuer.

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) amends the statement on Schedule 13D originally filed by certain of the Reporting Persons (as defined below) on December 18, 2017 (the “Original Schedule 13D”, and as amended, the “Schedule 13D”) relating to the common stock, par value $0.0001 per share (the “Common Stock”) of Cornerstone OnDemand, Inc., a Delaware corporation (the “Issuer”) which may be deemed to be beneficially owned by certain of the Reporting Persons by virtue of their direct and indirect beneficial ownership of 5.75% Convertible Senior Notes due 2021 of the Issuer (“Notes”).

This Amendment is being filed in connection with an internal reorganization of certain investments held on behalf of certain investment funds affiliated with Silver Lake Alpine Associates, L.P. (“SLA Funds”), including a portion of the Notes beneficially owned by the Reporting Persons. In connection with such internal reorganization, one of the previous direct holders of the Notes, SLA Chicago Holdings, L.P., made an in-kind distribution of Notes to SLA CM Chicago Holdings, L.P., which now holds such Notes directly. Such transfer did not otherwise represent any change in pecuniary interest of any of the SLA Funds or their affiliates in any securities of the Issuer.

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated as follows:

(a) and (f) This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”), each of which is a Delaware entity:

1. SLA CM Chicago Holdings, L.P. (“SLA Chicago”),

2. SLA CM GP, L.L.C. (“SLA GP”),

3. SL Alpine Aggregator GP, L.L.C. (“SLA GP LLC”)

4. Silver Lake Alpine Associates, L.P. (“SLAA”),

5. SLAA (GP), L.L.C. (“SLAA GP”),

6. SLA Chicago Co-Invest II, L.P. (“Co-Invest”),

7. SLA Co-Invest, GP, L.L.C. (“Co-Invest GP”), and

8. Silver Lake Group, L.L.C. (“SLG” and, together with SLA Chicago, SLA GP, SLA GP LLC, SLAA, SLAA GP, Co-Invest and Co-Invest GP, “Silver Lake”).

Each of SLA Chicago Holdings, L.P. and SLA Chicago GP, L.L.C. shall be considered “Reporting Persons” solely for purposes of this Amendment, which is being filed by each of SLA Chicago Holdings, L.P. and SLA Chicago GP, L.L.C. solely to report that they are no longer beneficial owners of Common Stock of the Issuer as a result of the in-kind distribution of the Notes as described in the Explanatory Note above.

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit A.

(b) and (c) The general partner of SLA Chicago is SLA GP. The sole member of SLA GP is SLA GP LLC. The managing member of SLA GP LLC is SLAA. The general partner of SLAA is SLAA GP. The general partner of Co-Invest is Co-Invest GP. The managing member of each of SLAA GP and Co-Invest GP is SLG. Certain information concerning the identity and background of each of the managing members of SLG is set forth in Annex A attached hereto, which is incorporated herein by reference in response to this Item 2.

The principal business of each of SLA Chicago and Co-Invest is to invest in securities. The principal business of SLA GP is to serve as the general partner of SLA Chicago and certain of its affiliates. The principal business of SLA GP LLC is to serve as the sole member of SLA GP and to manage investments through other partnerships and limited liability companies. The principal business of SLAA is to serve as the managing member of SLA GP LLC and to manage investments through other partnerships and limited liability companies. The principal business of SLAA GP is to serve as the general partner of SLAA and to manage investments through other partnerships and limited liability companies. The principal business of Co-Invest GP is to serve as the general partner of Co-Invest. The principal business of SLG is to serve as the managing member of each of SLAA GP and Co-Invest and to manage investments through other partnerships and limited liability companies.

The principal office of each of the Reporting Persons is located at c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, California 94025.

(d) and (e) None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Annex A attached hereto has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in the Explanatory Note to this Amendment is incorporated by reference in its entirety into this Item 3.

Item 4.	Purpose of the Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 6 to this Amendment is incorporated by reference in its entirety into this Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Amendment and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (b) By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a group within the meaning of Section 13(d)(5) of the rules and regulations promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”). As such, pursuant to Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to beneficially own an aggregate of 6,999,992 shares of Common Stock of the Issuer, which includes 5,196,232 shares of Common Stock which would be received upon conversion of Notes held by SLA Chicago and 1,803,760 shares of Common Stock which would be received upon conversion of Notes held by Co-Invest, representing in the aggregate approximately 10.3% of the issued and outstanding shares of Common Stock of the Issuer.

The percentages of beneficial ownership in this Schedule 13D are based on (i) the conversion by the Reporting Persons of $294,000,000 in aggregate principal amount of Notes into 6,999,992 shares of Common Stock based on the Conversion Rate (as defined below) as of the date of filing and (ii) 60,681,312 shares of Common Stock outstanding as of August 1, 2019, as reported in the Issuer’s Form 10-Q filed with the Commission on August 5, 2019.

Information with respect to the beneficial ownership of Common Stock by the individuals listed in Annex A is set forth in Annex A attached hereto and incorporated herein by reference in response to this Item 5.

(c) Except as set forth in the Explanatory Note to this Amendment, none of the Reporting Persons have effected any transaction in the Issuer’s Common Stock during the past 60 days.

(d) No one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.

(e) As described above in the Explanatory Note, following the in-kind distribution of the Notes by SLA Chicago Holdings, L.P., SLA Chicago Holdings, L.P. and SLA Chicago GP, L.L.C. no longer beneficially own any securities of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

Joinder to Investment Agreement

On October 31, 2019, SLA Chicago signed a joinder agreement to the Investment Agreement pursuant to which it agreed to become a party to, and to be bound by and comply with the provisions of, the Investment Agreement applicable to the “Purchaser” as defined therein.

A copy of the Investment Agreement is filed as Exhibit C to the Original Schedule 13D.

Margin Loan Facility

As previously disclosed, SLA Chicago Holdings, L.P., a previous holder of the Notes, was a party to a Loan Agreement dated as of December 8, 2017 (the “2017 Loan Agreement”) and in connection therewith, had pledged the Notes it had held to secure its obligations under such 2017 Loan Agreement. On October 31, 2019, SLA Chicago and certain of its affiliates entered into a Margin Loan Agreement dated as of October 31, 2019 (as amended from time to time, the “2019 Loan Agreement”) with the lenders party thereto (each, a “Lender” and collectively, the “Lenders”) and JPMorgan Chase Bank, National Association., as administrative agent (the “Administrative Agent”) and a portion of the loan proceeds thereunder was used by SLA Chicago Holdings, L.P. to repay all amounts outstanding under the 2017 Loan Agreement. In connection with such full repayment, the Notes are no longer pledged as collateral to secure obligations under such agreement.

Pursuant to the 2019 Loan Agreement, the obligations of SLA Chicago and other affiliated borrowers thereunder are secured by, among other assets held by such affiliated borrowers, a pledge of Notes owned by SLA Chicago. As of the date of filing, SLA Chicago has pledged an aggregate principal amount of $218,242,000 of Notes (the “Pledged Notes”).

The loans under the 2019 Loan Agreement mature on or about October 31, 2024, subject to any mutually agreed extension. Upon the occurrence of certain events that are customary for these type of loans, the Lenders may exercise their rights to require SLA Chicago and the other affiliated borrowers to pre-pay the loan proceeds or post additional collateral, and the Lenders may exercise their rights to foreclose on, and dispose of, the Pledged Notes and other collateral, in each case, in accordance with the 2019 Loan Agreement and related documentation.

Non-Employee Director Compensation

Directors affiliated with Silver Lake are entitled to earn director compensation pursuant to the Issuer’s standard director compensation arrangements, which compensation is held for the benefit of Silver Lake and/or certain of their affiliates or certain of the funds they manage. Mr. Joseph Osnoss, a Managing Director at SLG, has served as a director of the Issuer since Silver Lake’s acquisition of the Notes and has been awarded an aggregate of 19,470 restricted stock units, of which 10,760 were granted on December 8, 2017, with one-third vesting on each of the first, second and third anniversaries of the grant date, and 4,624 restricted stock units were granted on June 14, 2018 and 4,086 restricted stock units were granted on June 11, 2019, in each case vesting on the earlier of the first anniversary of the grant date or the date of the next annual meeting of shareholders, provided that Mr. Osnoss continues as a director through each such date. The beneficial ownership numbers reported herein do not include any shares of Common Stock and restricted stock units awarded to Mr. Osnoss as director compensation and the Reporting Persons disclaim beneficial ownership over such securities.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

E. Agreement of Joint Filing by and among the Reporting Persons dated November 1, 2019.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2019

SLA CM Chicago Holdings, L.P.
By:	SLA CM GP, L.L.C. its general partner

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director

SLA CM GP, L.L.C.

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director

SL Alpine Aggregator GP, L.L.C.
By:	Silver Lake Alpine Associates, L.P., its managing member
By:	SLAA (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Silver Lake Alpine Associates, L.P.
By:	SLAA (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

SLAA (GP), L.L.C.
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

SLA Chicago Co-Invest II, L.P.
By:	SLA Co-Invest, GP, L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

SLA Co-Invest, GP, L.L.C.
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Silver Lake Group, L.L.C.

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

SLA Chicago Holdings, L.P.
By:	SLA Chicago GP, L.L.C., its general partner

By:	/s/ Joseph Osnoss
	Name:	Joseph Osnoss
	Title:	Vice President

SLA Chicago GP, L.L.C.

By:	/s/ Joseph Osnoss
	Name:	Joseph Osnoss
	Title:	Vice President

Annex A

The following sets forth the name and principal occupation of each of the managing members of Silver Lake Group, L.L.C. Each of such persons is a citizen of the United States.

Silver Lake Group, L.L.C.

Name	Business Address	Principal Occupation
Michael Bingle	c/o Silver Lake	Managing Director and Managing Member of Silver Lake
	55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Group, L.L.C.

Egon Durban	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Kenneth Hao	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Greg Mondre	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Managing Director and Managing Member of Silver Lake Group, L.L.C.

None of the persons listed above beneficially owns any Common Stock of the Issuer or has engaged in any transactions in Common Stock in the previous 60 days.